UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G

                            -------------------------

                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13D-1(B), (C), AND (D)

                              MAM Software Group Inc.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    00210T102
                                 (CUSIP NUMBER)

                                October 15, 2010
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1 (b)
[ X ]   Rule 13d-1 (c)
[   ]   Rule 13d-1 (d)

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CUSIP NO. 00210T102                   13G                      Page 2 of 9 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Parker L. Quillen

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) [   ]
    (b) [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States

NUMBER                    5.     SOLE VOTING POWER: 2,803,848
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 9,996,626*
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 2,803,848
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 9,996,626*

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    13,802,113

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    10.01%**

12. TYPE OF REPORTING PERSON:
    IN


* Such shares are owned directly by BBE Group Holdings LLC, of which each of Parker L. Quillen and Whitney S. Quillen is a director/trustee and each has voting and disposition power over these shares.

**Based on 137,911,000 Common Shares outstanding as reported by the Bloomberg.

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CUSIP NO. 00210T102                   13G                      Page 3 of 9 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     BBE Group Holdings LLC

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) [   ]
    (b) [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    Delaware

NUMBER                    5.     SOLE VOTING POWER: 9,996,626*
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER:
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 9,996,626*
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER:

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    13,802,113

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    10.01**

12. TYPE OF REPORTING PERSON:
    IN

* Parker L. Quillen and Whitney S. Quillen are each a director/trustee of BBE Group Holdings LLC and share voting and disposition power of the shares owned by BBE Group Holdings LLC.

**Based on 137,911,000 Common Shares outstanding as reported by the Bloomberg.

CUSIP NO. 00210T102                   13G                      Page 4 of 9 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Whitney Quillen

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) [   ]
    (b) [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States

NUMBER                    5.     SOLE VOTING POWER: 1,001,639*
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 9,996,626**
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 1,001,639*
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 9,996,626**

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    13,802,113

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    10.01%***

12. TYPE OF REPORTING PERSON:
    IN

*651,285 are owned directly by Q Properties, L.P., an entity of which Whitney S. Quillen is the General Partner and has sole voting and disposition power; and 350,354 are owned by his minor children.

** Such shares are owned directly by BBE Group Holdings LLC, of which Whitney S. Quillen and Parker L. Quillen each is a director/trustee and each has shared voting and disposition power over these shares.

***Based on 137,911,000 Common Shares outstanding as reported by the Bloomberg. Securities and Exchange Commission on September 25, 2009.

CUSIP NO. 00210T102                   13G                      Page 5 of 9 Pages

ITEM 1 (a)  NAME OF ISSUER:
            Aftersoft Group, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            Second Floor, 9 Lower Bridge Street, Chester, UK CH1 1RS

ITEM 2 (a)  NAME OF PERSON FILING:
            Parker L. Quillen
            BBE Group Holdings LLC ("BBE")
            Whitney S. Quillen

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Parker L. Quillen
            c/o HealthCor Management, L.P.
	152 West 57th Street, 43rd Floor
	New York, NY 10019

            BBE Group Holdings LLC
            c/o Whitney S. Quillen
            145 East 57th Street, 11th Floor
            New York, NY 10022

            Whitney S. Quillen
            c/o Quilcap Corp.
            145 East 57th Street, 11th Floor
            New York, NY 10022

ITEM 2 (c)  CITIZENSHIP:
            Parker L. Quillen is a citizen of the United States. BBE is a Delaware limited liability company. Whitney S. Quillen is a citizen of the United States.

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $0.0001 per share (the "Common Shares")

ITEM 2 (e)  CUSIP NUMBER:
            00210T102

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CUSIP NO. 00210T102                   13G                      Page 6 of 9 Pages

ITEM (3)    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a)   (   )  Broker or Dealer registered under Section 15 of the
                         Securities Exchange Act of 1934 (the "Act")
            (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
            (c)   (   )  Insurance Company as defined in Section 3(a)(19) of
                         the Act
            (d)   (   )  Investment Company registered under Section 8 of the
                         Investment Company Act of 1940
            (e)   (   )  An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);
            (f)   (   )  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)   (   )  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)   (   )  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;
            (i)   (   )  A church plan that is excluded from the  definition of
                         an investment  company under Section  3(c)(14) of
                         the Investment Company Act;
            (j)   (   )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

ITEM 4.   OWNERSHIP

            (a) Amount Beneficially Owned:
                13,802,113 shares of common stock

            (b) Percentage of Class:
                10.01 % (Based on 137,911,000 Common Shares outstanding as reported by the Bloomberg.

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CUSIP NO. 00210T102                   13G                      Page 7 of 9 Pages

            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: Parker L. Quillen has sole power to vote or direct the vote of 2,803,848 shares; Whitney S. Quillen has sole power to vote or direct the vote of 1,001,639 shares (of which 651,285 are owned indirectly by him in his
			capacity as the general partner of Q properties and 350,354 are owned indirectly by him as custodian of his minor children) and BBE Group Holdings LLC has sole power to vote or direct the vote of 9,996,626 shares;

                 (ii) shared power to vote or to direct the vote: Parker L. Quillen and Whitney S. Quillen are each a director/ trustee of BBE Group Holdings LLC and as such share power to vote or direct the vote of 9,996,626 shares;

                (iii)  sole power to dispose or to direct the disposition
                       of : Parker L. Quillen has sole power to dispose or
                       direct the disposition of 2,803,848 shares; Whitney S.
                       Quillen has sole power to dispose or direct the
                       disposition of 1,001,639 shares (of,which 651,285 are
			owned indirectly by him in his capacity as the General Partner
			of Q properties and 350,354 are owned indirectly by him
			as custodian of his minor children) and BBE Group Holdings LLC
			has sole power to vote or direct the vote of 9,996,626
                       shares; and

                  (iv) shared power to dispose or to direct the
                       disposition of: Parker L. Quillen and Whitney Quillen are each a director/ trustee of BBE Group Holdings LLC and as such share power to dispose or direct the disposition of 9,996,626 shares

                  Parker L. Quillen and Whitney S. Quillen are directors and trustees of BBE Group Holdings LLC and as such have the shared power to vote and dispose of the shares owned by BBE Group Holdings LLC.

                  Whitney S. Quillen is the general partner of Q
                  Properties and has sole voting and disposition power over the shares owned by Q Properties and has sole voting power of the shares owned by his minor children.

CUSIP NO. 00210T102                   13G                      Page 8 of 9 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not Applicable

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 00210T102                   13G                      Page 9 of 9 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010

BBE GROUP HOLDINGS LLC

By:  /S/  PARKER QUILLEN                    /S/ PARKER L. QUILLEN
     -----------------------                --------------------------
     Parker L. Quillen, Co-Trustee          Parker L. Quillen

                                            /S/ WHITNEY S. QUILLEN
                                            --------------------------
                                            Whitney S. Quillen